GENFLAT HOLDINGS, INC.

1983 N. Berra Blvd.

Tooele, Utah 84074

January 29, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GenFlat Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-291718

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM, Eastern Time, on January 30, 2026, or as soon thereafter as is practicable.

Very truly yours,

GenFlat Holdings Inc.

By: /s/ Drew Hall

Name: Drew Hall

Title: Chief Executive Officer